EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2017 AND SEPTEMBER 30, 2016

(Unaudited)

(All amounts in US Dollars)

	March 31,	September 30,
	2017	2016
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$22,349	$46,301
Accounts Receivable	341	265
Deposit	8,474	8,749
Prepayment	63,147	27,472
TOTAL CURRENT ASSETS	94,311	82,787
NON-CURRENT ASSETS
Property, plant and equipment, net	3,521	5,879
Loan Receivables	0	0
Deferred Charges	311,374	348,913
TOTAL NON-CURRENT ASSETS	314,895	354,792
TOTAL ASSETS	409,206	437,579
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	989,268	769,405
Unearned Revenue	363,979	376,046
TOTAL CURRENT LIABILITIES	1,353,247	1,145,451
NON-CURRENT LIABILITIES
Notes Payable	2,411,931	2,112,101
TOTAL LIABILITIES	3,765,178	3,257,552

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2016; March 31, 2017 - 89,336,000	8,934	8,934
Additional paid-in capital	26,099,768	25,870,095
Deficit	(29,686,637)	(28,916,005)
Accumulated Other Comprehensive Loss	(4,166)	(1,888)
Non-controlling Interest	226,129	218,891
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(3,355,972)	(2,819,973)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$409,206	$437,579

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2017 AND 2016

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended March 31, 2017	3 months ended March 31, 2016	6 months ended March 31, 2017	6 months ended March 31, 2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Sales	$952	$0	$952	$0
Total Net Sales	$952	$0	$952	$0
General and Administrative Expenses	243,281	288,999	434,652	489,677
Depreciation	1,085	1,143	2,179	2,313
Stock-based compensation	112,119	69,052	229,673	74,882
Gain/(Loss) from Operations	(355,533)	(359,194)	(665,552)	(566,872)
OTHER INCOME
Other Income	0	0	0	0
Interest Income,	4	18	22	40
OTHER EXPENSES
Interest Expense, net	(50,800)	(32,548)	(97,295)	(66,151)
Gain/(Loss) before Income Taxes	(406,329)	(391,724)	(762,825)	(632,983)
Income Tax	-	-	-	-
Net Gain/(Loss)	(406,329)	(391,724)	(762,825)	(632,983)
Net Income/(Loss) attributable to Non-controlling interests	(3,903)	(3,896)	(7,807)	(7,804)
Net Gain/(Loss) attributable to UMeWorld Stockholders	(410,232)	(395,620)	(770,632)	(640,787)
Comprehensive Loss
Net Gain/(Loss)	(410,232)	(395,620)	(770,632)	(640,787)
Translation Adjustment	(2,889)	(653)	(2,847)	(719)
Comprehensive Gain/(Loss)	(413,121)	(396,273)	(773,479)	(614,506)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	577	131	569	144
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(412,544)	(396,142)	(772,910)	(641,362)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0046)	$(0.0044)	$(0.0087)	$(0.0072)
Weighted Average Number of Common Shares Outstanding	89,336,000	89,036,000	89,336,000	89,036,000

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

AS OF MARCH 31, 2017 AND SEPTEMBER 30, 2016

(UNAUDITED)

(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		UMeWorld	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)

Balance as of September 30, 2015 (Audited)	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	$(1,926,927)	$203,429	$(1,723,498)
Warrants Issued			566,760			566,760		566,760
Stock issued for Services	300,000	30	89,970			90,000		90,000
Foreign Currency Translation				(602)		(602)	(150)	(752)
Non-controlling interest							15,612	15,612
Net Gain/(Loss) for the period					(1,768,095)	(1,768,095)		(1,768,095)

Balance as of September 30, 2016 (Audited)	89,336,000	$8,934	$25,870,095	$(1,888)	$(28,916,005)	$(3,038,864)	$218,891	$(2,819,973)
Warrants Issued			229,673			229,673		229,673
Foreign Currency Translation				(2,278)		(2,278)	(569)	(2,847)
Non-controlling interest							7,807	7,807
Net Gain/(Loss) for the period					(770,632)	(770,632)		(770,632)
Balance as of March 31, 2017	89,336,000	$8,934	$26,099,768	$(4,166)	$(29,686,637)	$(3,582,101)	$266,129	$(3,355,972)

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED AND SIX MONTHS ENDED MARCH 31, 2017 AND 2016

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended March 31, 2017	3 months ended March 31, 2016	6 months ended March 31, 2017	6 months ended March 31, 2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(406,329)	$(391,724)	$(762,825)	$(632,983)
Noncash item:
Non-Controlling Interest	3,326	3,765	7,238	7,660
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,085	1,143	2,179	2,313
Stock based compensation	112,119	69,052	229,673	74,882
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(25,586)	(4,581)	(35,675)	2,316
Decrease/(Increase) in Deferred	10,523	11,418	37,539	34,330
Decrease/(Increase) in Accounts Receivable	(96)	(97)	(76)	(95)
Decrease/(Increase) in Loans Receivable	0	0	0	0
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	143,714	42,252	219,863	68,172
(Decrease)/Increase in Accrued Interest on Notes Payable	55,286	32,230	90,864	80,520
Decrease/(Increase) in Deposit	(68)	(58)	275	132

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(106,026)	(236,600)	(210,945)	(362,753)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sold of Machinery and Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-In Capital	0	0	0	0
Issuance / (cancellation) of Common Stock	0	0	0	0
Issuance (repayment) of Notes Payable, net	111,299	43,050	208,966	46,771
NET CASH PROVIDED BY FINANCING ACTIVITIES	111,299	43,050	208,966	46,771
Effect of exchange rate changes on cash and cash equivalents	(3,281)	60,084	(21,973)	3,598
NET (DECREASE)/INCREASE IN CASH	1,992	(133,466)	(23,952)	(312,384)

CASH, and cash equivalents, beginning of period	20,357	172,140	46,301	351,058

CASH, and cash equivalents, end of period	$22,349	$38,674	$22,349	$38,674

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0

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